UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Churchill Downs Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

171484-10-8

(CUSIP Number)

Eric A. Reeves

The Duchossois Group, Inc.

444 W. Lake, Suite 2000

Chicago, Illinois 60606

(312) 513-2030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

(Continued on following pages)

CUSIP NO. 171484-10-8

1	NAME OF REPORTING PERSONS Richard L. Duchossois
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,495
	8	SHARED VOTING POWER 1,003,373 (See Item 5)
	9	SOLE DISPOSITIVE POWER 170,495
	10	SHARED DISPOSITIVE POWER 1,003,373 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,868 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 171484-10-8

1	NAME OF REPORTING PERSONS The Duchossois Group, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 36-3061841
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,003,373 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,003,373 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,373 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 171484-10-8

1	NAME OF REPORTING PERSONS CDI Holdings LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 32-0480627
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 171484-10-8

1	NAME OF REPORTING PERSONS Craig J. Duchossois
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,646
	8	SHARED VOTING POWER 1,003,373 (See Item 5)
	9	SOLE DISPOSITIVE POWER 17,646
	10	SHARED DISPOSITIVE POWER 1,003,373 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,019 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 171484-10-8

1	NAME OF REPORTING PERSONS Spring Creek Investors II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-2240355
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Item 1 is hereby amended in its entirety to read as follows:

Item 1. Security and Issuer

This Amendment No. 7 amends the Statement on Schedule 13D, as amended (the “Schedule 13D”), originally filed with the Securities and Exchange Commission on July 3, 2000 by The Duchossois Group, Inc. (f/k/a Duchossois Industries, Inc., an Illinois corporation (“TDG Illinois”)), and Richard L. Duchossois. This Amendment No. 7 relates to shares of Common Stock, no par value per share (the “Common Stock”), of Churchill Downs Incorporated, a Kentucky corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 700 Central Avenue, Louisville, Kentucky 40208.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 7.

This Amendment No. 7 is being filed primarily to report (1) the sale by CDI Holdings LLC, a Delaware limited liability company, of 1,000,000 shares of Common Stock to the Issuer on June 9, 2017 and (2) the sale by Spring Creek Investors II LLC, a Delaware limited liability company, of 137,141 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), each as described more fully herein.

Item 2 is hereby amended in its entirety to read as follows:

Item 2. Identity and Background

This Amendment No. 7 is being filed by (i) The Duchossois Group, Inc., a Delaware corporation (“TDG”), (ii) Richard L. Duchossois, (iii) CDI Holdings LLC, a Delaware limited liability company (“Holdings”), (iv) Craig J. Duchossois, and (v) Spring Creek Investors II LLC, a Delaware limited liability company (“SCI”) (collectively, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “person” for any purpose other than Section 13(d) of the Securities and Exchange Act of 1934, or that the Reporting Persons constitute a “group” for any purpose.

TDG, through its subsidiary The Chamberlain Group, Inc. (a Connecticut corporation and wholly owned subsidiary of TDG, “CGI”), engages in the manufacture of commercial and consumer access control devices and security and decorative lighting products and, through its other subsidiaries, holds various investments. The address of TDG’s principal business and principal office is 444 W. Lake, Suite 2000, Chicago, Illinois 60606. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, managers, executive officers and control persons of TDG.

Richard L. Duchossois is principally employed as the Chairman of TDG. His business address is 444 W. Lake, Suite 2000, Chicago, Illinois 60606. He is a citizen of the United States.

Holdings is a limited liability company established under the laws of Delaware with a principal address of 444 W. Lake, Suite 2000, Chicago, Illinois 60606. TDG is the sole member and manager of Holdings.

Craig J. Duchossois is principally employed as the Chief Executive Officer of TDG. His business address is 444 W. Lake, Suite 2000, Chicago, Illinois 60606. He is a citizen of the United States.

SCI is a limited liability company established under the laws of Delaware with a principal address of 444 W. Lake, Suite 2000, Chicago, Illinois 60606. Appendix B, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, managers, executive officers and control persons of SCI.

During the last five years, none of the Reporting Persons and, to the best knowledge of each of them, none of the persons listed on Appendix A or B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4 is hereby amended in its entirety to read as follows:

Item 4. Purpose of Transaction.

The response to Item 6 is incorporated herein by this reference.

On June 9, 2017, Holdings sold to the Issuer 1,000,000 shares of Common Stock for aggregate consideration of $158,782,444 pursuant to that certain Stock Repurchase Agreement, dated June 9, 2017, between Holdings and the Issuer (the “Stock Repurchase Agreement”). In connection with the Stock Repurchase Agreement, Holdings and the Issuer entered into an Amended and Restated Stockholder’s Agreement (the “Amended and Restated Agreement”) to that certain Stockholder’s Agreement, dated September 8, 2000, between TDG and the Issuer (the “Stockholder’s Agreement”), as amended by the First Amendment to Stockholder’s Agreement, dated November 19, 2015 (the “Amendment”). The Amended and Restated Agreement provides for (i) limited registration rights for Holdings, until Holdings no longer holds at least 5% of the then outstanding Common Stock; (ii) a restricted legend removal process; and (iii) Richard L. Duchossois and Craig J. Duchossois to continue to serve as members of the board of directors of the Issuer until the expiration of their respective current terms. The sale transaction was effected as part of the Duchossois family’s plan to diversify its holdings.

In addition, on November 30, 2016, SCI sold 137,141 shares of Common Stock for aggregate consideration of $20,996,287 in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144 under the Securities Act. The sale transaction was effected as part of SCI’s investment planning strategy.

No Reporting Person has any agreement which would be related to or would result in any of the matters described in Items 4 (a) – (j) of Schedule 13D, other than as disclosed herein. However, each Reporting Person expects its evaluation of this investment and investment alternatives to be ongoing.

No Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock, depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The foregoing response to this Item 4 is qualified in its entirety by reference to the Amended and Restated Agreement, which is filed as Exhibit 5.4 and is incorporated herein by this reference.

Item 5 is hereby amended in its entirety to read as follows:

Item 5. Interest in Securities of the Issuer

For the purposes of Rule 13d-3 as promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), TDG beneficially owns, and has shared voting and disposition power of 1,003,373 shares of Common Stock (the “TDG Shares”), including

1,000,000 shares of Common Stock beneficially owned by Holdings (the “Holdings Shares”) and 3,373 shares beneficially owned by CGI (the “CGI Shares”). TDG has sole voting and disposition power over zero shares of Common Stock. TDG is the sole member and manager of Holdings and the sole stockholder of CGI. Based on a total of 15,484,632 shares of Common Stock (the “Outstanding Shares,” which reflect the shares outstanding as of April 19, 2017 adjusted to give effect to the transactions described herein), for purposes of Rule 13d-3, TDG beneficially owns approximately 6.5% of the Outstanding Shares, Holdings beneficially owns approximately 6.5% of the Outstanding Shares and CGI beneficially owns 0.0% of the Outstanding Shares.

Richard L. Duchossois beneficially owns, and has sole voting and disposition power of, 165,947 shares (or 1.0%) of the Common Stock through the RLD Revocable Trust, of which he is the sole trustee and 4,548 shares (or 0.0%) of the Common Stock directly. By virtue of his position as a director and executive officer, and his ability to direct the voting and investment decisions, of TDG, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the TDG Shares (including the Holdings Shares and the CGI Shares). Mr. Duchossois shares voting and disposition power with respect to the TDG Shares (including the Holdings Shares and the CGI Shares) with the persons set forth on Appendix A to this Schedule 13D, which is incorporated herein by this reference. The TDG Shares (including the Holdings Shares and the CGI Shares), when aggregated with the 170,495 shares of Common Stock beneficially owned by Mr. Duchossois, results in Mr. Duchossois being deemed to beneficially own 1,173,868 shares of Common Stock, or approximately 7.6% of the Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the TDG Shares (including the Holdings Shares and the CGI Shares).

Craig J. Duchossois beneficially owns, and has sole voting and disposition power of, 17,646 shares (or 0.1%) of the Common Stock through the CJD Revocable Trust, of which he is the sole trustee. By virtue of his position as a director and executive officer, and his ability to direct the voting and investment decisions, of TDG, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the TDG Shares (including the Holdings Shares and the CGI Shares). Mr. Duchossois shares voting and disposition power with respect to the TDG Shares (including the Holdings Shares and the CGI Shares) with the persons set forth on Appendix A to this Schedule 13D, which is incorporated herein by this reference. The TDG Shares (including the Holdings Shares and the CGI Shares) result in Mr. Duchossois being deemed to beneficially own 1,021,019 shares of Common Stock, or approximately 6.6% of the Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the TDG Shares (including the Holdings Shares and the CGI Shares).

In addition, by virtue of their position as directors of the Issuer, Richard L. Duchossois and Craig J. Duchossois are entitled to defer receipt of all or part of their retainer and meeting fees in a deferred share account, pursuant to the Issuer’s 2005 Deferred Compensation Plan, until after their service on the board of directors of the Issuer has ended. This account allows each director of the Issuer, in effect, to invest his or her deferred cash compensation in Common Stock. Funds in this account are credited as hypothetical shares of Common Stock based on the market price of the stock at the time the compensation would otherwise have been earned.

Hypothetical dividends are reinvested in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred share accounts are hypothetical and are not issued or transferred until the director ends his or her service on the board of directors of the Issuer. Upon the end of service, the shares are issued or transferred to the director. As of the date of this Schedule 13D, Richard L. Duchossois had 2,596 deferred shares (the “Richard L. Duchossois Deferred Shares”) in the deferred share account and Craig J. Duchossois had 10,901 deferred shares in the deferred share account (the “Craig J. Duchossois Deferred Shares”). The Richard L. Duchossois Deferred Shares and the Craig J. Duchossois Deferred Shares are not included in the calculation of Common Stock beneficially owned by the Reporting Persons. As of the date of this Schedule 13D, each of Richard L. Duchossois and Craig J. Duchossois also beneficially owned 4,676 shares of restricted Common Stock, which are not included in the calculation of Common Stock beneficially owned by the Reporting Persons because neither has voting or dispositive power over the shares until his retirement from the Board.

On June 9, 2017, Holdings sold to the Issuer 1,000,000 shares of Common Stock for aggregate consideration of $158,782,444 in a privately negotiated transaction pursuant to that certain Stock Repurchase Agreement.

On November 30, 2016, SCI sold 137,141 shares of Common Stock for aggregate consideration of $20,996,287 in a transaction pursuant to Rule 144 under the Securities Act.

Item 6 is hereby amended in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following response to this Item 6 is qualified in its entirety by reference to the Stockholder’s Agreement, the Amendment and the Amended and Restated Agreement, which are Exhibits 5.1, 5.2 and 5.4 hereto, respectively, and incorporated herein by this reference.

Stockholder’s Agreement

On September 8, 2000, in connection with the consummation of the transactions contemplated by the merger agreement pursuant to which TDG Illinois acquired various shares of Common Stock (filed as Exhibit 2.1 hereto and incorporated herein by reference), the Issuer and TDG Illinois entered into the Stockholder’s Agreement. The Issuer and TDG entered into the Amendment in connection with the sale by TDG of 944,756 shares of Common Stock to the Issuer for aggregate consideration of $138,057,194.28. On February 29, 2016, TDG transferred 2,000,000 shares of Common Stock of the Issuer to Holdings. In connection therewith and in accordance with the terms of the Stockholder’s Agreement, Holdings agreed to assume all of TDG’s obligations under the Stockholder’s Agreement and to be bound by the Stockholder’s Agreement as if Holdings had been an original signatory to the Stockholder’s Agreement. On June 9, 2017, the Issuer and Holdings entered into the Amended and Restated Agreement in connection with the sale by Holdings of 1,000,000 shares of Common Stock to the Issuer for aggregate consideration of $158,782,444 pursuant to that certain Stock Repurchase Agreement.

Restriction on Transfer and Registration Rights

Subject to certain limitations, Holdings may make transfers pursuant to Rule 144 under the Securities Act or private placements.

Holdings has the right to transfer its securities in an underwritten public offering under the Securities Act in accordance with the terms for registrations rights contained in the Amended and Restated Agreement. Holdings has, subject to certain conditions, both demand and “piggyback” registration rights until Holdings no longer holds at least 5% of the then outstanding Common Stock.

Board of Directors

Richard L. Duchossois and Craig J. Duchossois will continue to serve as members of the board of directors of the Issuer until the expiration of their respective current terms.

Item 7 is hereby amended in its entirety to read as follows:

Item 7. Material to be Filed As Exhibits.

*Exhibit 1	Joint Filing Agreement

Exhibit 2.1	Amended and Restated Agreement and Plan of Merger (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

Exhibit 2.2	Stock Repurchase Agreement dated November 19, 2015 between the Issuer and TDG (incorporated by reference to Exhibit 2.2 to Amendment No. 5 to Schedule 13D/A (Commission File No. 005-30865) dated November 19, 2015)

Exhibit 3	[Reserved]

Exhibit 4	[Reserved]

Exhibit 5.1	Form of Stockholder’s Agreement (incorporated by reference to Annex C to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

Exhibit 5.2	First Amendment to Stockholder’s Agreement dated November 19, 2015 (incorporated by reference to Exhibit 2.2 to Amendment No. 5 to Schedule 13D/A (Commission File No. 005-30865) dated November 19, 2015)

Exhibit 5.3	Joinder to Stockholder’s Agreement, dated February 29, 2016 (incorporated by reference to Exhibit 5.3 to Amendment No. 6 to Schedule 13D/A (Commission File No. 005-30865) dated February 29, 2016)

*Exhibit 5.4	Amended and Restated Stockholder’s Agreement, dated June 9, 2017

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2017	/s/ Richard L. Duchossois
Richard L. Duchossois

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2017	/s/ Craig J. Duchossois
Craig J. Duchossois

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2017	THE DUCHOSSOIS GROUP, INC.

	By:	/s/ Eric A. Reeves
		Name:	Eric A. Reeves
		Title:	Vice President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2017	CDI HOLDINGS LLC

By: The Duchossois Group, Inc., its manager

	By:	/s/ Eric A. Reeves
		Name:	Eric A. Reeves
		Title:	Vice President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2017	SPRING CREEK INVESTORS II LLC

	By:	/s/ Eric A. Reeves
		Name:	Eric A. Reeves
		Title:	Secretary

Appendix A

Directors, Officers and Control Persons of TDG

Name	Principal Occupation or Employment	Business Address	Nature of Business	Citizenship

Officers of TDG

Duchossois, Richard L.	Chairman	444 W. Lake, Suite 2000 Chicago, Illinois 60606	TDG, through its subsidiary The Chamberlain Group, Inc., engages in the manufacture of commercial and consumer access control devices and security and decorative lighting products and, through its other subsidiaries, holds various investments	United States

Duchossois, Craig J.	Chief Executive Officer	Same as above	Same as above	United States

Flannery, Michael E.	Executive Vice President, CFO and Secretary	Same as above	Same as above	United States

Reeves, Eric A.	Vice President and General Counsel	Same as above	Same as above	United States

Connell, William J.	Vice President and Controller	Same as above	Same as above	United States

Wong, Mary	Vice President – Taxes, Assistant Treasurer and Assistant Secretary	Same as above	Same as above	United States

Name	Position with TDG	Principal Occupation or Employment	Business Address	Nature of Business	Citizenship

Directors of TDG

Duchossois, Richard L.	Chairman and Director	See above	See above	See above	See above

Duchossois, Craig J.	Chief Executive Officer and Director	See above	See above	See above	See above

Duchossois, Kimberly T.	Director	Chairperson	The Duchossois Family Foundation 1515 W. 22nd St., Suite 650, Oak Brook, IL 60523	The Duchossois Family Foundation is a charitable organization in Oak Brook, Illinois.	United States

Duchossois-Fortino, Dayle P.	Director	Private Investor	Same as above for TDG	Same as above for TDG	United States

Joyce, Ashley Duchossois	Director	President	The Duchossois Family Foundation 1515 W. 22nd St., Ste 650 Oak Brook, IL 60523	Same as above for The Duchossois Family Foundation	United States

Lenczuk, Tyler R.	Director	Mgr, Product Marketing, GDO - The Chamberlain Group, Inc.	Same as above for TDG	Same as above for TDG	United States

Struckmeyer, Erich	Director	Manager, Partnership – The Chamberlain Group, Inc.	Same as above for TDG	Same as above for TDG	United States

William Bush	Director	Vice Chairman & General Counsel	BDT & Company, LLC 401 North Michigan, Suite 3100 Chicago, IL 60611	Merchant banking	United States

Howard Bernick	Director	Principal	Bernick Advisory Limited 401 North Michigan Ave, Suite 1818 Chicago, IL 60611	Private Investment Advisory Company	United States

McDonald, James	Director	Private Investor	Corporate Dimensions, LLC 413 Park Barrington Drive Barrington, IL 60010	Private Investor	United States

Gresh, Philip M. Jr.	Director	Retired	444 W. Lake, Suite 2000 Chicago, IL 60606	N/A	United States

Zarcone, Donna F.	Director	President and CEO	The Economic Club of Chicago 177 North State Street, Suite 404 Chicago, IL 60601	The Economic Club of Chicago fosters meaningful connections among Chicago leaders to encourage dialogue on important economic and social issues and to cultivate the next generation of civic leadership.	United States

Zeglis, John	Director	Retired	444 W. Lake, Suite 2000 Chicago, IL 60606	N/A	United States

Appendix B

Directors, Officers and Control Persons of SCI

Name	Position with SCI	Principal Occupation or Employment	Business Address	Nature of Business	Citizenship

Directors of SCI

Struckmeyer, Erich	Chairman	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois, Craig J.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois, Kimberly T.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois, Richard L.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois-Fortino, Dayle P.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Flannery, Michael E.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Hazlewood, Whipple	Director	Senior Vice President	Cresa Partners LLC, 150 North Wacker Drive, Suite 2900, Chicago, IL 60606	Commercial real estate	United States

Lenczuk, Tyler R.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Officers of SCI

Duchossois, Craig J.	Vice Chairman	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois, Richard L.	Chairman	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Flannery, Michael E.	President	See Appendix A	See Appendix A	See Appendix A	See Appendix A

O’Connor, Colleen M.	Treasurer	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Reeves, Eric A.	Secretary	See Appendix A	See Appendix A	See Appendix A	See Appendix A